UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SolarWinds Corporation

(Name of Issuer)

Common stock, par value $0.001

(Title of Class of Securities)

83417Q105

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule	13d-1(b)

☐ Rule	13d-1(c)

☒ Rule	13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83417Q105	13G	Page 2 of 6

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): The Prudential Insurance Company of America
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 371,960 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 371,960 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,960 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) IC

All percentages calculated in this Schedule 13G are based upon an aggregate of 159,090,194 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission (the “Commission”) on November 9, 2021.

CUSIP No. 83417Q105	13G	Page 3 of 6

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Prudential Legacy Insurance Company of New Jersey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 371,960 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 371,960 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,960 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) IC

All percentages calculated in this Schedule 13G are based upon an aggregate of 159,090,194 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Commission on November 9, 2021.

CUSIP No. 83417Q105	13G	Page 4 of 6
Item 1(a)	Name of Issuer:

SolarWinds Corporation (the “Company”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are at 7171 Southwest Parkway, Building 400, Austin, Texas 78735.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act: The Prudential Insurance Company of America and Prudential Legacy Insurance Company of New Jersey (collectively, the “Reporting Persons”)

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 751 Broad Street, Newark, New Jersey 07102.

Item 2(c)	Citizenship:

Each of the Reporting Persons were organized under the laws of the State of New Jersey.

Item 2(d)	Title of Class of Securities:

Common stock, par value $0.001 per share (the “Common Stock”)

Item 2(e)	CUSIP Number:

83417Q105

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

CUSIP No. 83417Q105	13G	Page 5 of 6

Item 4 Ownership:

(a)

Amount beneficially owned: In the aggregate, the Reporting Persons beneficially own 743,920 shares of Common Stock, consisting of 371,960 shares held directly by The Prudential Insurance Company of America and 371,960 shares held directly by Prudential Legacy Insurance Company of New Jersey.

The Reporting Persons and certain other stockholders (collectively, the “Stockholders”) were parties to a Stockholders’ Agreement (the “Stockholders’ Agreement”), which contained, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholders’ Agreement and the obligations and rights thereunder, the Reporting Persons previously acknowledged and agreed to act as a “group” with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to an amendment to the Stockholder Agreement, the Reporting Persons are no longer a party to the Stockholder Agreement and therefore are no longer a member of the “group” previously described in Amendment No. 2 o Schedule G filed by the Reporting Persons on February 12, 2021.

(b)	Percent of class: In the aggregate, the Reporting Persons beneficially own 743,920 shares of Common Stock, or 0.5% of the total number of shares outstanding.

All percentages calculated in this Schedule 13G are based upon an aggregate of 159,090,194 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Commission on November 9, 2021.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii)	shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:   ☒

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

CUSIP No. 83417Q105	13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

By:	/s/ Ariele Cohen
Name:	Ariele Cohen
Title:	Authorized Signatory

PRUDENTIAL LEGACY INSURANCE COMPAN OF NEW JERSEY

By:	/s/ Ariele Cohen
Name:	Ariele Cohen
Title:	Authorized Signatory